Filed pursuant to Rule 424(b)(5)

Registration Statement No. 333-281840

Prospectus Supplement

(To Prospectus dated September 6, 2024 and Prospectus Supplement dated September 6, 2024)

$3,145,322

Common Stock

This prospectus supplement amends and supplements the information in the prospectus, dated September 6, 2024 and the prospectus supplement, dated September 6, 2024 (collectively, the “ATM Prospectus”), each filed with the Securities and Exchange Commission under our registration statement on Form S-3 (File No. 333-281840) initially filed on August 29, 2024 and declared effective on September 6, 2024, relating to the offer and sale of shares of our common stock, par value $0.0001 per share, pursuant to that certain At the Market Issuance Sales Agreement, dated December 22, 2020 (the “Sales Agreement”), by and between the Company and H.C. Wainwright & Co., LLC (“Wainwright”). This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the ATM Prospectus and any future amendments or supplements thereto.

Through November 21, 2024, we have not sold any shares of our common stock in accordance with the Sales Agreement under the ATM Prospectus. We are filing this prospectus supplement to amend and supplement the ATM Prospectus to update the amount of shares we are eligible to sell under General Instruction I.B.6 of Form S-3, which limits the amounts that we may sell under the registration statement of which this prospectus supplement and the ATM Prospectus are a part. After giving effect to these limitations and the current public float of our common stock, and after giving effect to the terms of the Sales Agreement, we currently may offer and sell shares of our common stock having an aggregate offering price of up to $3,145,322 under the Sales Agreement. If our public float increases such that we may sell additional amounts under the Sales Agreement and the registration statement of which this prospectus supplement and the ATM Prospectus are a part, we will file another prospectus supplement prior to making additional sales.

Our common stock is listed on the Nasdaq Capital Market under the symbol “EVOK.” The aggregate market value of our common stock held by non-affiliates as of November 18, 2024 pursuant to General Instruction I.B.6 of Form S-3 is $9.4 million, which was calculated based on 1,332,897 shares of our common stock outstanding held by non-affiliates and at a price of $7.08 per share, the closing price of our common stock on October 28, 2024. As of the date hereof, we have not sold any securities pursuant to General Instruction I.B.6 of Form S-3 during the prior 12 calendar month period that ends on and includes the date hereof. As a result of the limitations of General Instruction I.B.6 of Form S-3, and in accordance with the terms of the Sales Agreement, we are registering the offer and sale of shares of our common stock having an aggregate offering price of up to $3,145,322 from time to time through or to Wainwright acting as our agent or principal.

Investing in our common stock involves a high degree of risk. Before making an investment decision, please read the information under the heading “Risk Factors” beginning on page S-6 of the ATM Prospectus and in the documents incorporated by reference into this prospectus supplement and the ATM Prospectus.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

H.C. Wainwright & Co.

The date of this prospectus supplement is November 22, 2024.

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